United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

 Vale and VBM celebrate the start-up of Onça Puma’s second furnace Rio de Janeiro, September 30th, 2025 - Vale S.A. (“Vale” or the “Company”) announces that its subsidiary Vale Base Metals Ltd. (“VBM”) has successfully commenced the second furnace operation at its Onça Puma site. The second electric furnace will add 15 ktpy to the site’s production capacity, increasing its nominal capacity to 40 ktpy. Delivered within schedule, the furnace rebuild project involved an investment of approximately US$ 480 million, 13% below budget. “This investment and successful delivery of the project is a tangible demonstration of VBM’s commitment to Pará and Brazil and further ensures the company has globally competitive, world-class operations,” said Shaun Usmar, CEO of VBM. Vale and VBM reaffirm their commitment to increasingly competitive and sustainable operations that generate long-term value for all stakeholders. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: Pedro.terra@vale.com Patrícia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 30, 2025		Director of Investor Relations